UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2016

Commission File No. 001-36565

INNOCOLL AG

(Translation of registrant’s name into English)

Innocoll Holdings plc
Unit 9, Block D
Monksland Business Park
Monksland, Athlone,
Co. Roscommon, Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Submission of Matters to a Vote of Security Holders

Results of Extraordinary General Meeting of Shareholders

Innocoll AG (the “Company”) held an Extraordinary General Meeting of Shareholders in Munich, Germany on January 30, 2016 to consider proposals related to the proposed cross-border merger between the Company and Innocoll Holdings plc, a public limited company formed under Irish law (“Innocoll Ireland”), with the Company being the disappearing entity and Innocoll Ireland being the surviving entity in a merger by acquisition (the “Merger”). The Merger will be effected pursuant to the common draft terms of a cross-border merger (the “Merger Proposal”) which is expected to be completed during the first half of 2016. The Merger will result in the Company changing its domicile from Germany to Ireland with Innocoll Ireland becoming the publicly-traded parent of the Innocoll group of companies.

Each proposal presented at the Extraordinary General Meeting passed. The proposal to consent to the Merger Proposal received 98.34% of the votes cast, which is in excess of the requirement to receive 75% of the votes cast to approve the Merger Proposal.

The shareholders of the Company voted on the proposals as follows:

Object of Resolution	Votes Present	Valid Votes Cast	% of Share Capital*	Yes-Votes and % of Votes Cast*	No-Votes and % of Votes Cast*	Abstentions	Result
Consent to the common cross-border merger terms for the merger of Innocoll AG and Innocoll Holdings PLC	1,338,610	1,334,327	72.62%	1,312,238 (98.34%)	22,089 (1.66%)	4,283	Accepted
Consent to the Innocoll 2016 Omnibus Incentive Compensation Plan	1,338,610	1,264,223	68.80%	1,241,402 (98.19%)	22,821 (1.81%)	74,387	Accepted

    * Percentages are approximate values.

Each of the foregoing proposals are described in detail in the Company’s report of foreign private issuer on Form 6-K, File No. 001-36565, filed with the U.S. Securities and Exchange Commission on December 24, 2015.

The Company intends to proceed with the Merger Proposal and the redomicile from Germany to Ireland, subject to the satisfaction or waiver, to the extent permitted by applicable law, of the conditions set forth in the Merger Proposal, which are described in the registration statement on Form F-4 filed by Innocoll Holdings plc that includes a prospectus regarding the Merger.

About Innocoll AG

Innocoll is dedicated to making better happen—better ways for patients to recover from surgeries and better ways to treat limb-threatening infections.

The re-domicile to Ireland is a critical strategic step that will help us capitalize on our strategic initiatives and enhance our corporate profile as there are significant potential benefits of having our publicly-traded parent incorporated in Ireland. It will provide us with greater flexibility in structuring our equity issuances and other financing transactions. Also, the re-domicile will help eliminate certain burdensome formalities and costs to the company and our shareholders. Finally, it positions the company to have better access to the global financial market, and enable us to continue to further attract and retain talent. The proposed move to a jurisdiction like Ireland will put Innocoll in line with the majority of the NASDAQ listed peers in our sector while preserving Innocoll AG’s current Irish tax residency without impacting Innocoll’s operations.

Our currently approved products include: COLLAGUARD® (ex-US), COLLATAMP® G, SEPTOCOLL® E, REGENEPRO®, COLLACARE®, COLLEXA®, and ZORPREVA®, some of which are sold globally through strategic partnerships, including those with Takeda, EUSA Pharma, and Biomet. All of our native collagen products—from extraction/purification of type-1 collagen through final delivery form—are manufactured at our certified, integrated plant in Saal, Germany.

Innocoll is a global company operating in Europe and the US, with plans to further partner in other high-potential areas around the world.

For more information, please visit www.innocoll.com.

Additional Information

In connection with a proposed change in domicile and related Merger, Innocoll Holdings plc has filed with the SEC a registration statement on Form F-4 that includes a prospectus regarding the Merger, and each of the Company and Innocoll Holdings plc may be filing with the SEC other documents that contain other relevant materials in connection with the proposed change in domicile of the Company. Relevant materials will be mailed to the shareholders of the Company. INVESTORS ARE ADVISED TO READ THE PROSPECTUS CAREFULLY AND ANY OTHER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY AND ITS PROPOSED CHANGE IN DOMICILE. You may obtain a free copy of the prospectus and other relevant documents filed with the SEC from the SEC’s web site at www.sec.gov. You will also be able to obtain, without charge, a copy of the prospectus and other relevant documents by directing a request to Innocoll Holdings plc, Unit 9, Block D, Monksland Business Park, Monksland, Athlone, Ireland, telephone +353 (0) 90 6486834.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOCOLL AG

By:	/s/ Jose Carmona
Name: Jose Carmona Title: Chief Financial Officer

Date: February 2, 2016